UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

c/o Magnum Opus International (PTC) Limited

Suite B, 10/F Hong Kong Diamond Exchange Building,

8-10 Duddell Street, Central,

Hong Kong S.A.R.

Telephone: +852 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

December 15, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100		13D

1	Name of reporting person Magnum Opus International (PTC) Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,080,000
	8	Shared voting power 0
	9	Sole dispositive power 7,080,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 7,080,000 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.8% (2)
14	Type of reporting person CO

(1) Magnum Opus International (PTC) Limited, the reporting person (“Reporting Person”), hereby disclaims beneficial ownership of the securities referred to above, except to the extent the exercise of its discretionary trust powers vests the Reporting Person with voting and/or dispositive control over such securities.  Accordingly, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13D.  Due to his ownership of all the outstanding interests in Mag Ops Limited, which is the sole owner of the Reporting Person, Mr. Yuen Kam (“Mr. Kam”) may be deemed to beneficially own the securities referred to above, which beneficial ownership is hereby disclaimed by Mr. Kam.

(2) Based upon 73,003,248 Shares (as defined below) outstanding as of October 31, 2014 as disclosed in China Cord Blood Corporation’s report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2014 and the addition of 7,080,000 Shares issued on December 15, 2014 as described below.

Page 2 of 11 Pages

Item 1.                       Security and Issuer.

This statement (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of China Cord Blood Corporation, a Cayman Islands corporation (the “Issuer”). The Issuer’s principal executive office is located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

Item 2.                       Identity and Background.

This Statement is filed by Magnum Opus International (PTC) Limited (the “Reporting Person”), in its capacity as the trustee of The Magnum Opus International Trust (the “Trust”), a discretionary trust established under the laws of Hong Kong S.A.R.  The Reporting Person was incorporated under the laws of the British Virgin Islands, with its business address located at Suite B, 10/F Hong Kong Diamond Exchange Building, 8-10 Duddell Street, Central, Hong Kong S.A.R. The Reporting Person’s main activities and responsibilities are to hold properties (including the Issuer’s Shares and certain funds) to facilitate the Issuer’s RSU Scheme (as defined below).  In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Person, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D, is provided on Schedule A hereto and is incorporated by reference herein.

During the last five years, neither the Reporting Person nor any Listed Person has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 3 of 11 Pages

Item 3.                       Source and Amount of Funds or Other Consideration.

On February 18, 2011, the Issuer adopted a restricted share unit scheme (the “RSU Scheme”), and subsequently amended the RSU Scheme on August 21, 2014. The RSU Scheme is intended to enable the Issuer to attract, motivate, reward and retain the services of executives, directors and key employees. The RSU Scheme provides for the granting of restricted share units (“RSUs”), which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Issuer.

To facilitate the operation of the RSU Scheme, on December 15, 2014, the Issuer established the Trust under the laws of Hong Kong S.A.R. to receive funds contributed by the Issuer, and for the Reporting Person to subscribe for Shares from the Issuer and hold the Shares in the Trust for the benefit of certain of the executives, directors and key employees of the Issuer who, from time to time, are awarded RSUs that are yet to vest under the RSU Scheme. The Trust is administered by the Reporting Person pursuant to the Deed of Settlement entered into between the Issuer and the Reporting Person on December 15, 2014 (the “Deed of Settlement”). The Deed of Settlement provides for the Reporting Person to hold the Shares (and the funds to subscribe for the Shares) in the Trust.  The Reporting Person has certain discretion and powers in handling the Shares and the funds in the Trust, such as the power to deposit in a bank, to pay taxes, to employ investment advisors, to employ agents, and to obtain advice from counsel or specialists.

On December 15, 2014, the Issuer granted a total of 7,080,000 RSUs to certain executives, directors and key employees under the RSU Scheme, subject to certain vesting conditions. On the same day, the Issuer contributed $40,000 to the Trust, and the Reporting Person subscribed for 7,080,000 Shares from the Issuer at the par value $0.0001 per Share, for an aggregate of $708, pursuant to a Subscription Letter and such Shares were issued and deposited into the Trust on December 15, 2014. The Reporting Person now holds the 7,080,000 Shares in the Trust, in accordance with the Deed of Settlement, and can transfer such Shares to the respective executives, directors and key employees when the vesting conditions are fulfilled and upon the confirmation of the Board of Directors of the Issuer.

The above summaries of the Deed of Settlement and the Subscription Letter do not purport to be complete and are qualified in their entirety by reference to (i) the Deed of Settlement included as Exhibit 99.1, and (ii)  Subscription Letter included as Exhibit 99.2, and incorporated by reference in their entirety into this Item 3.

Page 4 of 11 Pages

Item 4.                       Purpose of Transaction.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference in this Item 4.

The Trust subscribed for the Shares to facilitate the granting (and subsequent vesting) of incentive RSUs to certain executives, directors and key employees of the Issuer and holds such Shares for the benefit of such executives, directors and key employees. The Trust is expected to facilitate the RSU Scheme to provide flexibility to the Company’s compensation methods in order to adapt the compensation of executives, directors and key employees to a changing business environment, and as a result thereof, the Reporting Person may at any time or from time to time, determine to subscribe for additional Shares of the Issuer to hold in the Trust for certain executives, directors and key employees of the Issuer when they receive grants under the RSU Scheme.

Notwithstanding anything contained herein, the Reporting Person expects to evaluate on an ongoing basis its intentions with respect to the Shares in the Trust, which review may be based on various factors, including but not limited to, other incentive compensation methods available to the Board of Directors of the Issuer, the Issuer’s business and prospects, other developments concerning the Issuer and its businesses generally, and changes in law and government regulations.

Other than as set forth in this Statement, neither the Reporting Person nor any Listed Person has any present plans or proposals which relate to or would result in one or more of the results described in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Statement.

Page 5 of 11 Pages

Item 5.                       Interest in Securities of the Issuer.

Aggregate Beneficial Ownership and Power to Vote and Dispose of the Shares

The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

The aggregate beneficial ownership of, and the power to vote and dispose of the Shares possessed by, each Listed Person is set forth in Schedule B to this Statement.  The Reporting Person expressly disclaims any beneficial ownership of the Shares currently held by any of the persons listed on Schedule A.

Transactions Effected During the Past 60 Days

As described under Item 3, on December 15, 2014, the Issuer granted a total of 7,080,000 RSUs to certain executives, directors and key employees under the RSU Scheme, subject to certain vesting conditions. On the same day, the Issuer contributed $40,000 to the Trust, and the Reporting Person subscribed for 7,080,000 Shares pursuant to a Subscription Letter at the par value $0.0001 per Share, for an aggregate of $708, and such Shares were issued and deposited into the Trust on December 15, 2014. Other than as described in this Statement, none of the Reporting Person, or any of the Listed Persons has effected any transactions in the Shares during the past 60 days.

Right of Others to Receive Dividends or Proceeds of Sale

None.

Date Ceased to be the Beneficial Owner of More Than Five Percent

Not Applicable.

Page 6 of 11 Pages

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 3 above, on December 15, 2014, the Reporting Person and the Issuer entered into the Deed of Settlement which provides for the Reporting Person to hold the Shares (and the funds to subscribe for the Shares) in the Trust. On the same day, the Issuer contributed $40,000 to the Trust, and the Reporting Person subscribed for 7,080,000 Shares pursuant to a Subscription Letter, at the par value $0.0001 per Share, for an aggregate of $708, to hold in the Trust in accordance with the Deed of Settlement for the benefit of such executives, directors and key employees. Items 3, 4 and 5 of this Statement are incorporated by reference in their entirety into this Item 6.

Except as set forth in the Statement and Schedule B to this Statement, none of the Reporting Person or, to the best of its knowledge, any of the Listed Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                       Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

99.1	Deed of Settlement, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation
99.2	Subscription Letter, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation

Page 7 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015

Magnum Opus International (PTC) Limited

By:	/s/ Yuen Kam
Name:	Yuen Kam
Title:	Sole director and member of Mag Ops Limited, a director and the sole member of Magnum Opus International (PTC) Limited

By:	/s/ Ching Ying Carol Gaw
Name:	Ching Ying Carol Gaw
Title:	Director of Linkwen Limited, a director of Magnum Opus International (PTC) Limited

Page 8 of 11 Pages

EXHIBIT INDEX

99.1	Deed of Settlement, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation
99.2	Subscription Letter, dated as of December 15, 2014, between Magnum Opus International (PTC) Limited, as the trustee for The Magnum Opus International Trust and China Cord Blood Corporation

Page 9 of 11 Pages

SCHEDULE A

EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS OF THE REPORTING PERSON

Name	Present Principal Business/Occupation	Business Address(es)	Place of Organization/Citizenship
Mag Ops Limited	Director and Sole Member of the Reporting Person	OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands	British Virgin Islands
Yuen Kam	Sole Director and Member of Mag Ops Limited; Chairman of the Issuer

c/o Mag Ops Limited

OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands;

c/o The Board of Directors of China Cord Blood Corporation 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

Hong Kong S.A.R.
Linkwen Limited	Director of the Reporting Person	OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands	British Virgin Islands
Ching Ying Carol Gaw	Director of Linkwen Limited	c/o Linkwen Limited OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands	Hong Kong S.A.R.

Page 10 of 11 Pages

SCHEDULE B

SHARE OWNERSHIP OF PERSONS LISTED ON SCHEDULE A

The following table sets forth, as of January 31, 2015, certain information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of Shares beneficially owned by each of the persons listed on Schedule A.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options and warrants exercisable by a person within 60 days after January 31, 2015. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them.

	Number of Shares Beneficially Owned	Percentage of Ownership (1)
Persons listed on Schedule A:
Mag Ops Limited(2)	—	—
Yuen Kam(3)	16,783,158	18.9%
Linkwen Limited (4)	—	—
Ching Ying Carol Gaw	—	—

(1)                                 Based on 80,083,248 Shares outstanding as of January 31, 2015 and excluding Shares held by or for the account of the Company or a subsidiary of the Company.

(2)                                 Yuen Kam is the sole director and member of Mag Ops Limited.

(3)                                 Includes (i) 357,331 Shares held by Mr. Yuen Kam; (ii) 7,616,807 Shares out of 30,681,266 Shares beneficially owned by Golden Meditech Holdings Limited (“Golden Meditech”) since Mr. Kam owns approximately 24.8% of Golden Meditech’s issued ordinary shares, assuming the exercise of his vested share options and warrants to acquire Golden Meditech’s ordinary shares; and (iii) 8,809,020 Shares issuable upon conversion of senior convertible notes, with principal amount of $25 million at a conversion price of $2.838 per share, to Magnum Opus International Holdings Limited which is wholly-owned by Mr. Kam.

(4)                                 Ching Ying Carol Gaw is the sole director of Linkwen Limited.

Page 11 of 11 Pages